Exhibit (a)(5)




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FOR IMMEDIATE RELEASE

MacKenzie Patterson Fuller, Inc. Announces Extension of Tender Offer for U.S. REALTY PARTNERS LIMITED PARTNERSHIP


MORAGA, Calif.--November 16, 2005-- MPF-NY 2005, LLC; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; AND Steven Gold (the "Bidders") have extended the expiration date of their tender offer for Units of limited partnership interest (the "Units") in U.S. REALTY PARTNERS LIMITED PARTNERSHIP (the "Partnership"). The expiration date has been extended through December 6, 2005.

As of the date hereof, a total of 10,380 Units of the Partnership have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.